TIMED HEALTH, CORPORATION

(FORMERLY TIMING HEALTH INC.)

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2019 AND 2018

(UNAUDITED)

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Shareholders'
Timing Health Inc.

Report on the Financial Statements
We have reviewed the accompanying financial statements of Timed Health, Corporation (formerly Timing Health Inc.) (the "Company") (a Delaware corporation), which comprise the balance sheets as December 31, 2019 and 2018, and the related statements of operations, stockholders' deficit, and of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has experienced operational losses since Inception and requires additional capital to operate. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbmckennon

dbb*mckennon*
San Diego, California
October 14, 2020

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

TIMED HEALTH, CORPORATION
(FORMERLY TIMING HEALTH INC.)
BALANCE SHEETS
(UNAUDITED)

	December 31, 2019	December 31, 2018
ASSETS		
Current assets:		
Prepaid licensing fees, related party	$ 338,356	$ -
Total assets	$ 338,356	$ -
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Due to related party	$ 3,128,549	$ 2,674,053
Convertible notes payable, related party	3,400,000	1,500,000
Interest payable, related party	425,206	230,959
Total liabilities	6,953,755	4,405,012
Commitments and contingencies		
Stockholders' deficit:		
Common stock, $0.0001 par value, 50,000,000 shares authorized, 12,250,000 shares issued and outstanding as of December 31, 2019 and 2018	1,225	1,225
Additional paid-in capital	1,217	1,205
Accumulated deficit	(6,617,841)	(4,407,442)
Total stockholders' deficit	(6,615,399)	(4,405,012)
Total liabilities and stockholders' deficit	$ 338,356	$ -

See independent accountants’ review report and accompanying notes to these financial statements.

TIMED HEALTH, CORPORATION
(FORMERLY TIMING HEALTH INC.)
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Year Ended December 31,	
	2019	**2018**
Net revenue	$ -	$ -
Cost of net revenue	-	-
Gross profit	-	-
Operating expenses:		
Licensing fees, related party	950,000	878,767
Sales and marketing	14,550	9,200
General and administrative - related party	630,580	630,580
General and administrative	421,022	197,812
Total operating expenses	2,016,152	1,716,359
Loss from operations	(2,016,152)	(1,716,359)
Other expense:		
Interest expense, related party	(194,247)	(123,082)
Total other expense, net	(194,247)	(123,082)
Provision for income taxes	-	-
Net loss	$ (2,210,399)	$ (1,839,441)
Weighted average common shares outstanding - basic and diluted	12,250,000	12,250,000
Net loss per common share - basic and diluted	$ (0.18)	$ (0.15)

See independent accountants' review report and accompanying notes to these financial statements.

TIMED HEALTH, CORPORATION
(FORMERLY TIMING HEALTH INC.)
STATEMENTS OF STOCKHOLDERS' DEFICT
(UNAUDITED)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balances at December 31, 2017	12,250,000	$ 1,225	$ 1,193	$ (2,568,001)	$ (2,565,583)
Stock-based compensation	-	-	12	-	12
Net loss	-	-	-	(1,839,441)	(1,839,441)
Balances at December 31, 2018	12,250,000	1,225	1,205	(4,407,442)	(4,405,012)
Stock-based compensation	-	-	12	-	12
Net loss	-	-	-	(2,210,399)	(2,210,399)
Balances at December 31, 2019	12,250,000	$ 1,225	$ 1,217	$ (6,617,841)	$ (6,615,399)

See independent accountants' review report and accompanying notes to these financial statements.

TIMED HEALTH, CORPORATION
(FORMERLY TIMING HEALTH INC.)
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Year Ended December 31,	
	2019	**2018**
Cash flows from operating activities:		
Net loss	$ (2,210,399)	$ (1,839,441)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of prepaid licensing fee, related party	950,000	878,767
Stock-based compensation	12	12
Changes in operating assets and liabilities:		
Amounts payable to primary shareholder for services	630,580	630,580
Interest payable, related party	194,247	123,082
Net cash used in operating activities	(435,560)	(207,000)
Cash flows from financing activities:		
Advances from primary shareholder	435,560	207,000
Net cash provided by financing activities	435,560	207,000
Net change in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash financing activities:		
Issuance of convertible notes for licensing fee, related party	$ 1,900,000	$ -

See independent accountants' review report and accompanying notes to these financial statements.

1. **NATURE OF OPERATIONS**

Cued Incorporation was a corporation formed on May 10, 2016 under the laws of Delaware. On December 21, 2018, Cued filed an Amended Certificate of Incorporation whereby the name of the company was changed to Timing Health Inc. (the "Company"). On August 9, 2020, Timed Health, Corporation, a new entity, filed a Certificate of Incorporation and was formed under the laws of Delaware, see Note 8 for additional transactions. All preceding assets, liabilities, operations and shareholders of the Company were transferred to Timed Health, Corporation. The financial statements included herein are those of Timing Health Inc. as the transfer of assets, liabilities, operations and shareholders to Timed Health, Corporation are viewed as a continuation of business under the Securities and Exchange Commission's ("SEC") rules and regulations. The Company is a platform designed to help physicians predict and provide predetermined new medications and AI-supported healthcare.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with governmental regulations and the ability to secure additional capital to fund operations. Drug candidates currently under development will require significant additional approval prior to communication, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure and extensive compliance-reporting capabilities. Even if the Company's development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

As of December 31, 2019, the Company has not generated revenue. The Company's activities since inception have consisted of formation and development activities and preparations to raise capital. The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. **GOING CONCERN**

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $2,210,399 and $1,839,441 for the years ended December 31, 2019 and 2018, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2019 and 2018. As of December 31, 2019, the Company had a working capital deficit of $6,615,399. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital. Through the date the financial statements were available to be issued, the Company has been financed by its primary shareholder. The Company plans to raise cash by issuing shares in future equity financings. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31. As discussed in Note 1, the Company's financial statements for the year ended December 31, 2019 and 2018 reflect the operations of Timing Health Inc. and Cued Incorporation as a continuation of business sunder SEC Rules and Regulations.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Research and development costs, including patent licensing fees, are expensed as incurred.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As of December 31, 2019 and 2018, potentially dilutive securities outstanding included convertible promissory notes (see Note 4).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard replaced all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance was effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019. The adoption of this standard did not affect our financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **CONVERTIBLE NOTES PAYABLE, RELATED PARTY**

In July 2016, the Company entered into a convertible promissory note with an entity owned by the primary shareholder for a principal amount of $1,500,000 in exchange for patent licensing fees covering May 10, 2016 through May 10, 2018. The note matured on May 10, 2018 and is currently in default. In the event that the Company closes its first debt or Preferred Stock equity financing prior to the Maturity Date, then all or any portion of the principal and interest then outstanding may be converted into notes or shares of the Company's Preferred Stock issued in the Financing at the price per share paid by the cash investors in respect of notes or shares of Preferred Stock issued in the Financing. The note accrues interest at a rate of 5% per annum, which was increased to 10% per annum as of May 10, 2018. As of December 31, 2019 and 2018, the note had interest payable of $380,959 and $230,959, respectively.

In July 2019, the Company entered into a convertible promissory note with an entity owned by the primary shareholder for a principal amount of $1,900,000 in exchange for patent licensing fees covering May 10, 2018 through May 10, 2020. The note matures on May 10, 2020. In the event that the Company closes its first debt or Preferred Stock equity financing prior to the Maturity Date, then all or any portion of the principal and interest then outstanding may be converted into notes or shares of the Company's Preferred Stock issued in the Financing at the price per share paid by the cash investors in respect of notes or shares of Preferred Stock issued in the Financing. The note accrues interest at a rate of 5% per annum, which increases to 10% per annum as of May 10, 2020. As of December 31, 2019, the note had interest payable of $44,247 and is currently in default.

5. **STOCKHOLDERS' DEFICIT**

On September 21, 2018, Cued Incorporated filed an Amended Certificate of Incorporation whereby the name was changed to Timing Health Inc. The number of common shares authorized was increased to 50,000,000 shares, par value $0.0001.

In March 2020, the Company effected a 2-for-1 reverse stock split of its authorized, issued and outstanding common shares. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

See Note 8 for discussion of additional equity transactions subsequent to December 31, 2019.

6. **RELATED PARTY TRANSCATIONS**

All historical activities and operations of the Company were incurred by the primary shareholder or entities owned by the primary shareholder. As of December 31, 2019 and 2018, the Company owed $3,128,549 and $2,647,053, respectively, to the primary shareholder for research and development, general and administrative, consulting fees, and sales and marketing expenses incurred on behalf of the Company. During the years ended December 31, 2019 and 2018, the primary shareholder and related entities charged the Company $630,580 and $630,580, respectively, for services performed.

In exchange for the convertible notes discussed in Note 4, the Company (including the previously named entities) received a limited field of use of the Remedev patent claim, not including royalties when revenues are occurring for 0.25% of the Company's gross revenue in perpetuity. This perpetual exclusive license is not to be sublicensed or sold to any other entity by the Company without the consent of the note lenders. The license is to be held by the Company but for cause including bankruptcy or failure to meet company milestones proposed in the upcoming Series A equity funding round, which would revert the license back to CAP AI Robo Inc. The licensed claims are those covered in the first claim of US Patent 8,751,039 and all subsequent patents related which are limited to the field of use of predicting the expected need for a new medication for a patient within the next two years, and providing that medication in advance to the patient. The license is with an entity owned by the primary shareholder.

The Company capitalized the convertible notes payable amount and then expenses over the license period stipulated within the agreement. Historically, the agreements have been for a period of two year. During the years ended December 31, 2019 and 2018, the Company expensed $950,000 and $878,767, respectively, as licensing fees, related party. As of December 31, 2019, the Company had $338,356 in prepaid licensing fees with a related party, which was expensed through the license expiration date of May 10, 2020.

Refer to Note 4 for convertible notes issued to entities owned by the primary shareholder and Note 8 for a summary of subsequent events.

7. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to accrual differences. As of December 31, 2019 and 2018, the Company had net deferred tax assets before valuation allowance of $1,856,902 and $1,238,932, respectively, for which represented the tax effect of liabilities due to related parties for which cannot be deducted for income tax purposes until the payments are made

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $1,856,902 and $1,238,932 were recorded as of December 31, 2019 and 2018, respectively. Valuation allowance increased by $617,970 and $517,067 during the years ended December 31, 2019 and 2018, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be approximately 28.0%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $0 and $0, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2019 tax years remain open to examination. See Note 8 for discussion regarding formation of new entity for which the benefit of the deferred tax assets isn't expected to transfer.

8. SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company's research and development activities have been impacted due to the inability to meet in person and utilize resources. The effects of the potential impact cannot be estimated at this time.

In June 2020, the Company received an Economic Injury Disaster Loan from the Small Business Administration ("SBA") in the amount of $150,000. Interest will accrue at the rate of 3.75% per annum on funds actually advanced to the Company. Payments of $731 including principal and interest begin in June of 2021, and are payable for 30 years from the date of the note. As of the date of the financial statements, the Company has received the full $150,000.

On August 9, 2020, Timed Health, Corporation ("Timed") was formed under the laws of Delaware. Timed is authorized to issue 110,000,000 shares, par value $0.001, of which 10,000,000 shares are designated as Preferred Stock, 47,200,000 shares are designated as Class A common stock, 50,000,000 are designated as Class B common stock and 2,800,000 shares are designated as Class C common stock. Per Timed 's Certification of Incorporation, Class A common stockholders receives one vote per share. Class B stockholders receive 10 votes per share. In addition, Class B Common Shares can be converted into 10 shares of Class A Common Stock. There is also an involuntary conversion feature, which converts into 11 shares of Class A Common Stock upon an initial public offering ("IPO"). Class C Shares have no voting rights and are automatically converted into one share of Class A Common Stock upon an IPO.

In August 2020, Timed entered into a convertible note with an entity owned by the primary shareholder for an aggregate principal amount of $7,360,000, including the 2016 and 2019 previously issued notes. No proceeds have been received to date. In the event that Timed closes its first debt or stock equity financing (the "Financing") based on other investors investing at least $3,000,000 prior to the within the next 12 months then all or any portion of the principal and interest then outstanding, the Note may be converted, at Lender's option, into notes or shares of Class B Common Stock issued in the Financing at the price per share paid by the cash investors in respect of notes or shares of Class A, Class B and Class C Stock issued in the Financing. This note did not cure the defaults under the prior two notes.

In August 2020, Timed memorialized 750,000 options to purchase shares of Class A common stock to members of the Board of Directors.

In August 2020, Timed exchanged 12 million shares of the Company's common stock for 12 million shares of Timed's Class B common stock.

In August 2020, Timed exchanged 250,000 shares of the Company's common stock for 250,000 shares of Timed's Class B common stock. In addition,

Management has evaluated subsequent events through October 14, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.